DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612 www.dlapiper.com

Laura Sirianni laura.sirianni@dlapiper.com T 919.786.2025 F 919.786.2200

Via Edgar and Courier

March 26, 2018

Folake Ayoola, Senior Counsel

Nicole Collings, Staff Attorney

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street N.E. Mail Stop 3233

Washington, DC 20549

Re:	Cottonwood Communities, Inc.
Registration Statement on Form S-11
Filed December 22, 2016
File No. 333-215272

Dear Mesdames Ayoola and Collings:

On behalf of our client, Cottonwood Communities, Inc. (“we,” “us” or the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached and as filed with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form S-11 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) to Daniel Shaeffer, Chief Executive Officer of the Company, dated January 19, 2017 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No.1 along with four additional copies marked to show changes from the Company’s initial Registration Statement, together with copies of this response letter as filed with the SEC. The page numbers included in our responses refer to the clean, unmarked courtesy copies of Amendment No. 1.

General

1.	We note that you have included disclosure indicating that you intend to acquire all of your assets through joint ventures, and that you may make mezzanine loans or make preferred equity investments to or in entities that have been formed for the purpose of acquiring multifamily apartment communities. We further note that you believe you will conduct your operations so that neither you, nor your operating partnership or the subsidiaries of your operating partnership are required to register as investment companies under the Investment Company Act of 1940, as amended. Please note that we have referred your filing to the Division of Investment Management for further review.

Response: The Company notes that you have referred the Registration Statement to the Division of Investment Management for further review.

Folake Ayoola, Senior Counsel

Nicole Collings, Staff Attorney

U.S. Securities and Exchange Commission

March 26, 2018

2.	Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales material proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5 and CF Disclosure Guidance Topic No. 3.

Response: We will supplementally submit to the Staff copies of all promotional material and sales literature, including material that will be used only by broker-dealers, that has been prepared to date. We acknowledge our obligations under Item 19.D. of Industry Guide 5, including our obligation to file supplemental sales literature prior to first use and to ensure that the sales literature sets forth a balanced presentation of the risks and rewards to investors and is “consistent with the representations in the prospectus.”

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: To date, we have not prepared any written communications to be used in reliance on Section 5(d) of the Securities Act. We acknowledge, however, our obligations to provide these materials to the Staff and will supplementally provide them should any such materials be prepared.

4.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division´s Office of Mergers and Acquisitions at 202-551-3440.

Response: The Company understands that it is responsible for analyzing the applicability of the tender offer rules and the availability of any exemption. We have considered applicable SEC Division of Corporation Finance no-action letters. Based upon an analysis of Rule 13e-4 and Regulation 14E, the no –action letters cited above and the terms of the Company’s program, we believe that the Company’s program is consistent with the relief granted by the Staff in the above-referenced no-action letters.

5.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response: The Company understands that it is responsible for analyzing the applicability of Regulation M to its share redemption program. We have considered the SEC’s no-action letter, Alston & Bird (dated October 22, 2007), where the Staff granted relief to non-traded REITs that purchase shares of their common stock under an established share repurchase program while engaged in a distribution if certain conditions are met. We have considered the elements of the Company’s proposed share redemption program and believe they are consistent with the class relief granted by the Division of Market Regulation.

Folake Ayoola, Senior Counsel

Nicole Collings, Staff Attorney

U.S. Securities and Exchange Commission

March 26, 2018

6.	We note your disclosure on page 22 that you will reimburse your advisor and its affiliates for expenses they incur in connection with their providing services to you, including certain personnel services. Please revise your disclosure where applicable to specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please confirm that you will disclose the amount of fees paid to the advisor, including breaking out the amounts pursuant to management fees and the reimbursement provision, and within reimbursements specifying any amounts reimbursed for salaries or benefits of a named executive officer.

Response: We have revised the disclosure to provide that we will not reimburse the advisor for our allocable share of the salaries and benefits of our executive officers. Please see pages 10 and 61 of the prospectus filed with Amendment No. 1.

We acknowledge our obligation in future filings that require Item 402 or Item 404 of Regulation S-K disclosure to disclose the amount of fees paid to the advisor and to break out the amounts pursuant to management fees and the reimbursement provision. Should we reimburse any amounts for salaries or benefits of a named executive officer we will disclose these amounts as well.

7.	We note that you may enter into joint ventures with affiliates. Please clarify how cash from operations from each joint venture will be distributed. Please also clarify how fees will be handled in these situations.

Response: Each joint venture with an affiliate that the Company may enter into will be separately negotiated and structured. Please note that, under the Company’s charter, a majority of the Company’s board of directors (including a majority of its independent directors) not otherwise interested in a proposed joint venture with an affiliate must conclude that such joint venture is fair and reasonable to the Company and on substantially the same terms and conditions as those received by other joint venturers. As a result, we would expect that cash from operations would be distributed substantially pro rata to the partners based on their equity contributions. Fees paid by the Company in connection with investments in joint ventures will be based only on the Company’s pro rata portion of any investment owned through a joint venture, including joint ventures with affiliates.

8.	Please revise your disclosure where applicable to provide the material terms of all material agreements filed as exhibits, including the Three Party Agreement.

Response: The disclosure has been revised as requested. Please see page 52 of the prospectus filed with Amendment No. 1.

Prospectus Cover Page

9.	We refer to the disclosure in the first bullet point where you state that your charter does not require your board of directors to provide your shareholders with a liquidity event until December 31, 2030. We note that Article XVIII of the Articles of Amendment and Restatement filed as Exhibit 3.1 to the registration statement, and the corresponding disclosure on pages 5 and 12, indicate that your term ends on December 31, 2026, unless otherwise extended until December 31, 2030, as described therein. Please revise your disclosure in this section to briefly clarify the 2030 date or tell us why you believe the language, as drafted, is not misleading.

Response: The Company has updated its liquidity strategy and the disclosures in the prospectus and charter have been correspondingly revised. Please see the cover page of the prospectus filed with Amendment No. 1.

Folake Ayoola, Senior Counsel

Nicole Collings, Staff Attorney

U.S. Securities and Exchange Commission

March 26, 2018

10.	We note your disclosure here and throughout the document that “Cottonwood Residential O.P. LP, an affiliate of our advisor, intends to purchase the first $2,000,000 of shares of this offering and satisfy the minimum offering requirement within 30 days of the effective date of this registration statement. As a result, the minimum offering amount will not be sold to disinterested third party investors.” It appears that an investment decision has been made about the $2 million of shares in the offering. Please tell us how this complies with Section 5 of the Securities Act. Alternatively, please revise throughout the prospectus to clarify that no shares have been offered or sold prior to the effectiveness of this registration statement.

Response: It is no longer the case that Cottonwood Residential O.P., L.P. intends to purchase the first $2,000,000 in the offering. The prospectus filed with Amendment No. 1 has been revised accordingly.

Prospectus Summary, page 3

What are the fees that we will pay to our advisor and its affiliates?, page 8

11.	Please revise to clarify, if true, that the fees can be increased without stockholder consent.

Response: The disclosure has been revised as requested. Please see page 60 of the prospectus filed with Amendment No. 1.

What are the fees that we will pay our advisor..., page 8

12.	Please revise to quantify the estimated contingent acquisition fees for the maximum and minimum amounts, and assuming you utilize your target leverage.

Response: The disclosure has been revised as requested. Please see pages 10 and 60 of the prospectus filed with Amendment No. 1.

What is a REIT?, page 11

13.	We note your disclosure that you “expect that at least during the early stages of our development and from time to time during our operational stage, we will declare distributions in anticipation of cash flow that we expect to receive during a later period, and we expect to pay these distributions in advance of our actual receipt of these funds.” Please revise your disclosure to clarify, if true, that you intend to pay distributions in excess of earnings and cash flow from operations.

Response: The disclosure has been revised to state that such distributions will likely exceed earnings and cash flow from operations. Please see page 11 of the prospectus filed with Amendment No. 1.

Folake Ayoola, Senior Counsel

Nicole Collings, Staff Attorney

U.S. Securities and Exchange Commission

March 26, 2018

Risk Factors, page 18

14.	We refer to your fee table starting on page 8 where you indicate that you intend to pay a contingent acquisition fee, property management fee, and contingent financing fee, which may encourage portfolio growth, even if not accretive. We further note that certain of your fees are based on thresholds relating to shareholder returns. Please tell us whether the shareholder returns, such as the 15% cumulative but not compounded return, are based on dividend payouts. In addition, please revise your disclosure to provide the material risks related to the fee structure or tell us why you believe the information is not material.

Response: The shareholder returns will be based on dividend payments. The disclosure has been revised as requested. Please see pages 10 and 60 of the prospectus filed with Amendment No. 1.

Estimated Use of Proceeds, page 49

15.	We refer to footnote 1 where you state that “if our sponsor does not pay the selling commissions, dealer manager fees and organizational offering expenses, we will not sell the applicable shares of common stock.” Please tell us whether there are circumstances in which your sponsor will not pay the fees and expenses. If so, please revise your disclosure in this section and in the summary section to discuss.

Response: Although the advisor will be required to pay the selling commissions, dealer manager fees and organizational offering expenses related to this proposed offering pursuant to the Three Party Agreement, the advisor may decide to terminate the agreement and cease paying such offering expenses under certain circumstances. For example, if the Company were to terminate its advisory agreement with the advisor, we believe that the advisor would likely not continue to pay these offering costs. The disclosure has been revised as requested. Please see pages 14 and 52 of the prospectus filed with Amendment No. 1.

16.	We refer to footnote 2 where you state that your “advisor and its affiliates will enter into certain contracts with us and will receive certain fees pursuant to those contracts. If our advisor did not pay the selling commissions, dealer manager fees and organizational and offering expenses, the terms of the contracts between us and our advisor may have been on terms that are more advantageous to us.” Please revise your disclosure to quantify the amount of fees the advisor will receive pursuant to the certain contracts and what those fees are being paid for. Also, revise your disclosure where applicable to provide the material terms of those contracts, including how the terms of the contracts relate to the fees the advisor is paying in this offering. Finally, please supplementally provide us copies of the contracts. After review, we may have additional comments.

Response: The fees payable to the advisor and its affiliates are discussed in detail in the “Management Compensation” section of the prospectus. We have added a cross-reference to the “Management Compensation” section in footnote 2 to the “Estimated Use of Proceeds” table. The Company will file forms of the Advisory Agreement, the Three Party Agreement and the Agreement of Limited Partnership of Cottonwood Communities O.P., LP as exhibits to a pre-effective amendment to the registration statement, which will set forth all of the relevant terms and conditions of such agreements.

Management, page 51

17.	For each of the directors, please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Response: The disclosure has been revised as requested. Please see pages 54 and 55 of the prospectus filed with Amendment No. 1.

Folake Ayoola, Senior Counsel

Nicole Collings, Staff Attorney

U.S. Securities and Exchange Commission

March 26, 2018

Prior Performance Summary, page 80

18.	Please revise your disclosure to provide relevant information about Cottonwood Multifamily REIT I, including acquisitions, methods of financing and distributions to date.

Response: The disclosure has been revised as requested. Please see page 89 of the prospectus filed with Amendment No. 1.

Appendix C, Prior Performance Tables, page C-1

19.	We note your disclosure that you have not included Table I, Table II, and Table V because the information contained in those tables is not applicable to the prior programs. We refer to your disclosure on page 82 where you indicate that some of the 17 tenant in common programs have closed. Please tell us why you believe that, for these closed programs, the information in Tables I, II and V would not be material to investors.

Response: The prior performance tables have been updated to include Table I to reflect the experience of Cottonwood Multifamily REIT I, Inc. in raising and investing funds. Cottonwood Multifamily REIT I, Inc. is the only programs sponsored by Cottonwood Residential, Inc., the Company’s sponsor, that has closed an offering in the three years ended December 31, 2017.

Please note that the Issuer has included information in Table IV regarding compensation paid to its sponsor by prior programs. Therefore, under CF Disclosure Guidance: Topic No. 6, the Issuer has omitted Table II from its registration statement.

Table V has been omitted from the prospectus because none of the prior programs sponsored by Cottonwood Residential, Inc., Cottonwood Residential O.P., LP and their affiliates sold or disposed of any properties during the three years ended December 31, 2017.

20.	With respect to the amount and source of distributions set forth in each Table III, please revise to separately quantify, as applicable, the source of distributions from (i) operations, (ii) financing, (iii) sales, and (iv) offering proceeds.

Response: The disclosure has been revised as requested. Please see pages C-3 through C-8 of the prospectus filed with Amendment No. 1.

21.	We note your disclosure that prior performance information regarding Cottonwood Multifamily REIT I, Inc. is not available because Cottonwood Multifamily REIT I, Inc. has not yet begun operations. We further note your disclosure on page 5 that Cottonwood Multifamily REIT I has acquired assets with respect to its initial $50 million offering. Please revise for consistency and, to the extent Cottonwood Multifamily REIT I has begun operations, please revise to provide the applicable information in this section.

Response: The disclosure has been revised as requested. Please see page 89 of the prospectus filed with Amendment No. 1.

Folake Ayoola, Senior Counsel

Nicole Collings, Staff Attorney

U.S. Securities and Exchange Commission

March 26, 2018

Item 36. Financial Statements and Exhibits, page II-3

22.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. In addition, we note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Response: The Company will file all required exhibits with pre-effective amendments to the registration statement. The Company will supplementally provide forms of the legal and tax opinions of DLA Piper LLP (US) as exhibits to Amendment No. 1. The Company may not file final, executed agreements as exhibits to its registration statement if any such agreements are finalized and executed after the filing of the Company’s last pre-effective amendment to its registration statement. In such an event, such final, executed agreements will be filed as exhibits to the Company’s first Form 10-K or Form 10-Q, as applicable, that is filed after the commencement of its offering.

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at laura.sirianni@dlapiper.com or by phone at (919) 786-2025 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Laura Sirianni

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